Exhibit 21.1

AvePoint, Inc.

List of Material Subsidiaries

Subsidiary	Jurisdiction

AvePoint AU Pty Ltd.	Australia

AvePoint Beijing Technology Ltd.	China

AvePoint Benelux	Netherlands

AvePoint Canada Ltd.	Canada

AvePoint Deutschland GmbH	Germany

AvePoint EduTech Pte. Ltd.	Singapore

AvePoint France	France

AvePoint Holding Limited	United Kingdom

AvePoint Holdings USA, LLC	Virginia (United States)

AvePoint Japan K.K.	Japan

AvePoint Manila	Philippines

AvePoint Public Sector, Inc.	Virginia (United States)

AvePoint Singapore Pte. Ltd.	Singapore

AvePoint South Africa	South Africa

AvePoint Sweden	Sweden

AvePoint Switzerland	Switzerland

AvePoint Technology Changchun Co. Ltd.	China

AvePoint UK, Ltd.	United Kingdom

AvePoint Vietnam Company Ltd.	Vietnam

AvePoint US, LLC	Delaware (United States)

Shanghai AvePoint Software Technology Corporation Limited	China